May 8, 2006


Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Cline:

         This letter is in response to your comment letter dated April 13, 2006 in which you reviewed the Form 10-K filed by WSFS Financial Corporation (the "Company") with the Commission on March 13, 2006.

         For your convenience, the comments from your letter are repeated below in italics. The Company responses are shown after each comment.


Exhibit 13
----------
Consolidated Financial Statements
---------------------------------
Notes to Consolidated Financial Statements
------------------------------------------

Note 6 - Reverse Mortgages and Related Assets - page 39
-------------------------------------------------------

Comment 1 -

         Please tell us how you considered paragraph 6 of SFAS 133 in determining that the option to purchase residual class "O" certificates did not meet the definition of a derivative.

Response to Comment 1 -

         Paragraph 6 of SFAS 133 defines derivatives as "a financial instrument or other contract with all three of the following characteristics:

          a. It has (1) or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

          b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

          c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement."

         The option to acquire the Class O Certificates does not meet the definition of a derivative because, while its terms may meet requirements a and b above, it does not permit net settlement, cannot be readily settled net, and does not provide for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

         Paragraph 9 of SFAS 133 provides guidance on net settlement by stating that a contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:

          a. Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.

          b. One of the parties is required to deliver an asset of the type described in paragraph 9(a) but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.

          c.   One of the  parties is  required  to deliver an asset of the type
               described   in  paragraph   9(a),   but  that  asset  is  readily
               convertible to cash or is itself a derivative instrument."

         In this transaction, (1) Lehman would be required to deliver the Class O Certificates upon exercise of the option held by WSFS, therefore the SFAS 133 paragraph 9a criteria is not applicable; (2) there exists no readily-available market for the trading of residual assets in securitizations, particularly of this type of asset, therefore the SFAS 133 paragraph 9b criteria is not applicable; and (3) the Class O Certificate is not readily convertible to cash and, in fact, only puts the recipient in a position to wait to collect cash, since the cash flow that WSFS would receive from ownership of the Class O Certificate is highly dependent on a variety of factors that impact the net cash flows from reverse mortgages, primarily including those attributes important to valuing these assets such as mortality rates, move-out rates, and the value of real estate in the markets in which the subject properties are located. Additionally, these net excess cash flows are dependent on other factors included in the securitization transaction, such as interest rates, therefore the SFAS 133 paragraph 9c criteria is not applicable.

         Accordingly, the Company concluded that the option to purchase the residual Class "O" Certificates does not meet the definition of a derivative under SFAS 133.


Note 20. Accounting for Derivative Instruments and Hedging, page 58
-------------------------------------------------------------------

Comment 2 -

         From your disclosure, it appears that you discontinued hedge accounting beginning in 2004. Please tell us how you considered the guidance in paragraph 32 of SFAS 133 in determining that the amount remaining in other comprehensive income should be amortized instead of recorded in earnings in the period in which the hedge accounting was discontinued.


Response to Comment 2 -

         On January 1, 2004, upon the adoption of FIN 46(R), the company deconsolidated the Company's Capital Trust 1 formed in 1998 to sell trust preferred securities. As a result, under paragraph 32 of SFAS 133, the Company was required to prospectively discontinue the hedge on its interest rate cap.

         DIG Issue E-22 indicates that if a reporting entity is required to discontinue a pre-existing hedging relationship upon the initial application of Interpretation 46 or 46(R) due to the required deconsolidation of that entity from the reporting entity's consolidated financial statements, the adjustments of the reporting entity's financial statements must reflect the ongoing effect of the previous hedge accounting for those discontinued relationships in a manner consistent with the reporting entity's risk management policy and the objectives of those discontinued hedging relationships. Reflecting that ongoing effect of those discontinued relationships will involve identification and designation of a surrogate hedged item which would need to have met (on a retroactive basis) the qualifying criteria applicable to those items and transactions.

         The Company identified (but did not designate) a surrogate item pursuant to DIG Issue E-22. Concomitant with the issuance of the trust preferred securities issued through Capital Trust 1, the Company issued subordinated debt with relevant terms that are an exact match to those trust preferred securities. As a result, the amounts previously recorded in accumulated other comprehensive income are being amortized as a yield adjustment on the Company's income statement over the remaining term of the interest rate cap (i.e., reclassified into earnings in the same periods that the subordinated debt affects earnings, in accordance with paragraph 31 of SFAS 133).

Note 3 - Segment Information - page 59
--------------------------------------

Comment 3 -

         In your disclosure, you state that you report segment results for those business components for which discrete financial information is available and reviewed by management and the remaining components are aggregated based on the criteria of paragraph 17 SFAS 131. From your discussion on page 10, it appears that you have discrete financial information available for your wealth management division and Montchanin. Please tell us how you determined that it was appropriate to aggregate the wealth management division and Montchanin with WSFS and separately address each criteria included in paragraph 17 of SFAS 131. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005.

Response to Comment 3 -

         Paragraph 17 of SFAS 131 discusses the criteria allowing for aggregation when operating segments exhibit similar long-term financial performance because they have similar economic characteristics. It further states that "(t)wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

          a.   The nature of the products and services

          b.   The nature of the production process

          c.   The type or class of customer for their products and services

          d. The methods used to distribute their products or provide their services

          e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities."

     Paragraph 18 of SFAS 131 provides quantitative thresholds for the reporting of an operating segment. "An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:

          a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

          b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

          c. Its assets are 10 percent or more of the combined assets of all operating segments.

         Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements."

         As paragraph 19 indicates, "(a)n enterprise may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17."


Wealth Management

         The Wealth Management Services Division of WSFS Bank is an initiative begun in 2005. During 2005, the activity in the division was primarily limited to the development of a detailed strategy and business plan. Specifically, an executive was hired to lead the division's activities and products and services were identified. During 2005, the division earned no income and incurred nominal operating expenses associated with the start up.

         Because much of the Wealth Management Division activities are to be implemented in 2006 or later, the aggregation criteria described in paragraph 17 is somewhat theoretical for 2005 because some items may be subject to change before implementation.

         The assessment of aggregation criteria based on the planned activities are as follows:

          o The nature of the products and services - Some of the products and services offered by the Wealth Management Division are expected to be different from those offered by other segments of the Company. Others are expected to be the same;

          o The nature of the production process - The nature of the production process is expected to be similar to that of other segments of the Company;

          o The type or class of customer for their products and services - The type or class of customer for their products and services is expected to be similar to that of the company;

          o The methods used to distribute their products or provide their services - The methods used to distribute their products or provide their services are expected to be different that those used by other segments of the Company; and

          o The nature of the regulatory environment - The nature of the regulatory environment is different from other segments of the Company in that it is also regulated by the Investment Advisors Act of 1940.

         However, as the table below shows, the relative contribution of the Wealth Management Services Division to the balances and results of operations of the Company for the year ended December 31, 2005 is zero, and therefore does not meet the quantitative thresholds promulgated under paragraph 18 of SFAS 131 for segment reporting.

                                                                                              Dec. 31, 2005
                                                                                            ----------------
Wealth Management Services Division revenues as a % of combined revenues (1)                     0.00%
------------------------------------------------------------------------------------------- ----------------
Wealth Management Services Division net income as a % of combined net income (1)                 0.00%
------------------------------------------------------------------------------------------- ----------------
Wealth Management Services Division assets as a % of combined assets (1)                         0.00%
------------------------------------------------------------------------------------------- ----------------

(1)  As defined by paragraph 18 of SFAS 131

Based on the quantitative thresholds shown above, the Company concluded that the Wealth Management Services Division of WSFS Bank did not meet all the requirements under SFAS 131 for it to be a reportable operating segment.


Montchanin

         As described in the Company's 10-K, Montchanin, through its subsidiary Cypress Capital Management, LLC, is an investment advisory firm serving high net worth individuals and institutions and meets the criteria of an operating segment described in paragraph 10 of SFAS 131.

         In determining whether or not Montchanin should be a reportable segment under SFAS 131, management considered the aggregation criteria described in paragraph 17 and the quantitative thresholds described in paragraph 18.

         The assessment of aggregation criteria based on the planned activities are as follows:

          o The nature of the products and services - The nature of the products and services offered by Montchanin are different from those offered by other segments of the Company;

          o The nature of the production process - The nature of the production process is different than other segments of the Company;

          o The type or class of customer for their products and services - The type or class of customer for their products and services is different than the customers in other segments of the Company;

          o The methods used to distribute their products or provide their services - The methods used to distribute their products or provide their services are different that those used by other segments of the Company; and

          o The nature of the regulatory environment - The nature of the regulatory environment, while both regulated by the SEC, is different from other segments of the Company.

         However, as the table below shows, the relative contribution of Montchanin to the balances and results of operations of the Company for both years ended December 31, 2004 and 2005 are considerably less than 10%, and therefore do not meet the quantitative thresholds promulgated under paragraph 18 of SFAS 131 for segment reporting.

                                                                          Dec. 31, 2004      Dec. 31, 2005
                                                                        ------------------- ----------------
Montchanin revenues as a % of combined revenues (1)                           2.29%              2.33%
----------------------------------------------------------------------- ------------------- ----------------
Montchanin net income as a % of combined net income (1)                       0.06%              0.17%
----------------------------------------------------------------------- ------------------- ----------------
Montchanin assets as a % of combined assets (1)                               0.06%              0.08%
----------------------------------------------------------------------- ------------------- ----------------

(1)  As defined by paragraph 18 of SFAS 131

         Were it not for the failure of Montchanin to meet the quantitative thresholds outlined above and to be otherwise completely immaterial to an investor's understanding of WSFS, the characteristics of Montchanin's operations would not lead it to be aggregated with other segments of the Company. Based on these considerations, the Company concluded Montchanin need not be reported as a separate operating segment.

         Finally, paragraph 19 of SFAS 131 allows for the combination of operating segments that do not individually meet the quantitative thresholds, but if combined, would produce a reportable segment only if those operating segments share a majority of the aggregation criteria listed in paragraph 17. A review of the aggregation criteria concluded that, with the exception of a similarity in item (e) of paragraph 17, the nature of the regulatory environment, none of the aggregation criteria are shared with both the Wealth Management Services Division and Montchanin.

         We will, of course, continue to monitor the significance of both the Wealth Management Services Division and Montchanin to evaluate the need for reporting one or both as separate operating segments under SFAS 131, including whether or not these operations should be included in a separate segment or in an "Other" category.


                                *   *   *   *   *

         The Company acknowledges that:
          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         We hope the foregoing has been fully responsive to your comment letter.
Please  feel  free  to  contact  me  if  you  need  additional   information  or
clarification.

Sincerely,


/s/Stephen A. Fowle

Stephen A. Fowle
Executive Vice President and
Chief Financial Officer



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